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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

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                             TENDER OFFER STATEMENT
                       PURSUANT TO SECTION 14(D)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             SAGE LABORATORIES, INC.
                            (Name of Subject Company)

                              FIL ACQUISITION CORP.
                                  FILTRONIC PLC
                                    (Bidders)

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                     COMMON STOCK, $.10 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                 --------------

                                   786 650 101
                      (CUSIP Number of Class of Securities)

                                 --------------

                             PROFESSOR DAVID RHODES
                               EXECUTIVE CHAIRMAN
                                  FILTRONIC PLC
                                 THE WATERFRONT
                            SALTS MILL ROAD, SALTAIRE
                             SHIPLEY, WEST YORKSHIRE
                                ENGLAND, BD18 3TT
                               011-44-1274-530-622

                (Name, Address, Including Zip Code, and Telephone
               Number, Including Area Code, of Agent For Service)

                                    Copy to:

                              NANCY E. FUCHS, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
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                         CALCULATION OF REGISTRATION FEE

Transaction Value                                     Amount of Registration Fee
$19,482,137.50                                                 $3,896.43

(1)

* For purposes of calculating fee only. This amount assumes (i) the purchase of 1,085,265 outstanding shares of common stock of Sage Laboratories, Inc. and (ii) 28,000 shares of common stock of Sage Laboratories, Inc. which may be issued upon exercise of outstanding options, in each case, at $17.50 in cash per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the value of shares to be purchased.

/ / Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  Not applicable.
     Form or Registration No.:  Not applicable.
     Filing Party:  Not applicable.
     Date Filed:  Not applicable.


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                                 SCHEDULE 14D-1

         CUSIP NO.  786 650 101
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1.       Names of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Persons

         FIL Acquisition Corp.
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2.       Check the Appropriate Box if a Member of a Group
                                                     (a) [_]
                                                     (b) [_]

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3.       SEC Use Only

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4.       Source of Funds
         AF

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5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(e) or 2(f)                                [ ]

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6.       Citizenship or Place of Organization

         Massachusetts

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7.       Aggregate Amount Beneficially Owned By Each Reporting
         Person

         267,180
         (see the Offer to Purchase)

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8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares  [ ]

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9.       Percent of Class Represented by Amount in Row (7)
         24.6%

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10.      Type of Reporting Person
         CO
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
                                 SCHEDULE 14D-1

         CUSIP NO.  786 650 101
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1.       Names of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Persons

         Filtronic plc

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2.       Check the Appropriate Box if a Member of a Group
                                                     (a) [_]
                                                     (b) [_]

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3.       SEC Use Only
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4.       Source of Funds
         WC

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5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(e) or 2(f)                               [ ]

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6.       Citizenship or Place of Organization

         England and Wales

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7.       Aggregate Amount Beneficially Owned By Each Reporting
         Person

         267,180

         (see the Offer to Purchase)

--------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares  [ ]

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9.       Percent of Class Represented by Amount in Row (7)

         24.6%

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10.      Type of Reporting Person
         CO

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
                                  TENDER OFFER

         This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by FIL Acquisition Corp., a Massachusetts corporation (the "Purchaser"), and a direct wholly owned subsidiary of Filtronic plc, a company organized under the laws of England and Wales ("Parent"), to purchase all of the outstanding shares (the "Shares") of common stock, par value $.10 per share (the "Common Stock") of Sage Laboratories, Inc., a Massachusetts corporation (the "Company"), at $17.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer"). This Statement also constitutes a Statement on Schedule 13D of each of Parent and the Purchaser.

ITEM 1. SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Sage Laboratories, Inc., a Massachusetts corporation, and the address of its principal executive offices is 11 Huron Drive, East Natick Industrial Park, Natick, Massachusetts 01760.

         (b) The class of securities to which this Statement relates is the Common Stock. The Company has represented that as of May 12, 1998 there were 1,085,265 shares of Common Stock, issued and outstanding and (b) outstanding options to purchase an aggregate of 177,300 shares of Common Stock. Purchaser is seeking to purchase all of the outstanding Shares at a purchase price of $17.50 per Share, net to the seller in cash.

         (c) The information set forth in "Section 6--Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(d), (g) This Statement is being filed by Parent and the Purchaser. The information set forth in the "INTRODUCTION" and "Section 9--Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and the Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Annex I and II of the Offer to Purchase and incorporated herein by reference.

         (e)-(f) During the last five years neither Parent, the Purchaser, nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in Annex I and II of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


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
ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)(1) Other than the transactions described in Item 3(b) below, neither Parent, the Purchaser, nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in Annex I and II of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

         (a)(2) Other than the transactions described in Item 3(b) below, neither Parent, the Purchaser, nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in Annex I and II of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

         (b) The information set forth in the "INTRODUCTION", "Section 9 -- Certain Information Concerning Parent and the Purchaser", "Section 11 -- Contracts with the Company; Background of the Offer and "Section 12 -- Purpose of the Offer, Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) The information set forth in "Section 10--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(e) The information set forth in the "INTRODUCTION", "Section 11 -- Contracts with the Company; Background of the Offer" and "Section 12 -- Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions" of the Offer to Purchase is incorporated herein by reference.

         (f)-(g) The information set forth in "Section 7 -- Effect of the Offer on the Market for the Shares; Stock Quotations; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.


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
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth in "Section 9 -- Certain Information Concerning Parent and the Purchaser"; "Section 11 -- Contracts with the Company; Background of the Offer" and "Section 13 -- The Merger Agreement; Stockholder Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the "INTRODUCTION", "Section 10 -- Source and Amount of Funds"; "Section 11 -- Contracts with the Company; Background of the Offer"; "Section 12 --Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions" and "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in "Section 17 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

         (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Parent or the Purchaser, or to the best knowledge of Parent and the Purchaser, any of the persons listed in Annex I and II of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

         (b)-(c) The information set forth in the "INTRODUCTION", "Section 15 -- Certain Conditions of the Offer" and "Section 16 -- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in "Section 7 -- Effect of the Offer on the Market for Shares; Stock Quotation; Registration under the Exchange Act" and "Section 16 -- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

         (e) None.

         (f) The information set forth in the Offer to Purchase and the Letters of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.


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ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

         (a)(1)   Offer to Purchase dated May 19, 1998.

         (a)(2)   Letter of Transmittal.

         (a)(3) Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.

         (a)(4)   Letter to Clients.

         (a)(5)   Notice of Guaranteed Delivery.

         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(7)   Press Release issued by Parent, dated May 13, 1998.

         (a)(8)   Press Release issued by the Company, dated May 13, 1998.

         (a)(9)   Fairness Opinion of KPMG Peat Marwick, dated May 13, 1998.

         (b)(1) Agreement and Plan of Merger, dated as of May 13, 1998, by and among Parent, the Purchaser and the Company.

         (b)(2) Shareholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and Carl A. Marguerite.

         (b)(3) Shareholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and John E. Miller.

         (b)(4) Shareholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and Janusz J. Majewski.

         (b)(5)   Letter, dated May 1, 1998, from Parent to the Company.

         (b)(6) Confidentiality Agreement, dated February 12, 1998, by and between Parent and the Company.

         (c)      None.

         (d)      Not applicable.

         (e)      None.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 19, 1998

                           FIL ACQUISITION CORP.

                           By:      /s/ Christopher Schofield
                                    Name: Christopher Schofield
                                    Title: Clerk

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 1998

                           FILTRONIC plc

                           By:      /s/ Christopher Schofield
                                    Name: Christopher Schofield
                                    Title: Company Secretary and Solicitor


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                                                 INDEX TO EXHIBITS

         (a)(1)   Offer to Purchase dated May 19, 1998.

         (a)(2)   Letter of Transmittal.

         (a)(3) Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.

         (a)(4)   Letter to Clients.

         (a)(5)   Notice of Guaranteed Delivery.

         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(7)   Press Release issued by Parent, dated May 13, 1998.

         (a)(8)   Press Release issued by the Company, dated May 13, 1998.

         (a)(9)   Fairness Opinion of KPMG Peat Marwick, dated May 13, 1998.

         (b)(1) Agreement and Plan of Merger, dated as of May 13, 1998, by and among Parent, the Purchaser and the Company.

         (b)(2) Stockholder Agreement, dated as of May 13, 1998 by and among Parent, the Purchaser and Carl A. Marguerite.

         (b)(3) Stockholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and John E. Miller.

         (b)(4) Stockholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and Janusz J. Majewski.

         (b)(5)   Letter, dated May 1, 1998, from Parent to the Company.

         (b)(6) Confidentiality Agreement, dated February 12, 1998, by and between Parent and the Company.

         (c)      None.

         (d)      Not applicable.

         (e)      None.


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